
03029033


SEC MAIL
PROCESSING
RECEIVED
AUG - 5 2003
WASH, DC
188
SECTION

Part 3

Légal & General Group Plc

P1

Consolidated Profit and Loss Account - Modified Statutory Solvency Basis

Six months ended 30 June 2003

	Notes	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Profit on continuing operations				
Life and pensions	1	**211**	230	421
Institutional fund management		**25**	23	50
General insurance		**19**	22	46
Other operational income		**3**	(13)	(24)
Operating profit on continuing operations		**258**	262	493
Profit on discontinued operations				
Other operational income - Banking		**-**	3	4
Operating profit		**258**	265	497
Variation from longer term investment return		**20**	(30)	(63)
Change in equalisation provision		**(4)**	(3)	(5)
Shareholder retained capital (SRC) contribution	2	**(30)**	(424)	(571)
Profit on sale of banking operations		**-**	-	36
Profit/(loss) on ordinary activities before tax		**244**	(192)	(106)
Tax (charge) on operating profit		**(77)**	(81)	(148)
Tax credit on other losses		**22**	91	74
Tax (charge)/credit on profit/(loss) on ordinary activities		**(55)**	10	(74)
Profit/(loss) for the financial period		**189**	(182)	(180)
Dividends		**(102)**	(86)	(297)
Retained profit/(loss)		**87**	(268)	(477)
Earnings per share		**p**	p	p
Based on operating profit after tax on continuing operations		**2.79**	3.22	5.88
Based on profit/(loss) for the financial period		**2.91**	(3.23)	(3.07)
Diluted earnings per share				
Based on operating profit after tax on continuing operations		**2.75**	3.16	5.78
Based on profit/(loss) for the financial period		**2.87**	(3.23)	(3.07)
Dividend per share		**1.57**	1.53	4.78

These financial statements were approved by the Board on 23 July 2003 and have been prepared for long term business using the Modified Statutory Solvency (MSS) basis. The Achieved Profits (AP) results are included in Part 2.

The results for the six months to 30 June 2003 and 30 June 2002 are unaudited, but have been subject to a review by the auditors and constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the year ended 31 December 2002. The results for the year ended 2002 have been taken from the financial statements for the year ended 2002 which have been filed with the Registrar of Companies and include an auditors' report which is unqualified and does not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985.

Legal & General Group Plc

Consolidated Balance Sheet - Modified Statutory Solvency Basis

Six months ended 30 June 2003

	Notes	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Assets				
Investments		**33,884**	34,234	32,442
Assets held to cover linked liabilities		**75,733**	72,162	69,723
Other assets		**5,575**	3,458	4,528
		115,192	109,854	106,693
Liabilities				
Shareholders' funds	3	**3,271**	2,612	3,184
Fund for future appropriations		**633**	1,078	516
Technical provisions		**108,267**	102,035	100,437
Borrowings and other creditors		**3,021**	4,129	2,556
		115,192	109,854	106,693

Statement of Total Recognised Gains and Losses

	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Profit/(loss) for the financial period	**189**	(182)	(180)
Exchange gains/(losses)	**0**	1	(8)
Total recognised gains and losses	**189**	(181)	(188)

Legal & General Group Plc

Notes to Financial Statements - Modified Statutory Solvency Basis

Six months ended 30 June 2003

1. Life and pensions operating profit

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
With-profits business	**38**	56	91
Non-profit business	**136**	144	275
UK	**174**	200	366
USA	**28**	26	52
Netherlands	**9**	6	8
France	**0**	(2)	(5)
	211	230	421

UK life and pensions operating profit is the accrued distributable transfer, grossed up at the corporate tax rate, and for non-profit business is augmented by the distribution in respect of the intra-group subordinated debt capital held within the SRC. Profits for international life and pensions business are reported on bases consistent with MSS or US GAAP.

2. Change in SRC

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Investment income	**37**	30	60
Interest expense and charges	**(1)**	(1)	(2)
Realised investment (losses)/gains	**(13)**	9	(23)
Unrealised investment appreciation/(depreciation)	**93**	(167)	(377)
Investment return on SRC	**116**	(129)	(342)
Net capital (invested in)/released from non-profit business	**(10)**	(151)	46
Distribution of operating profit from non-profit business	**(136)**	(144)	(275)
SRC contribution before tax	**(30)**	(424)	(571)
SRC at 1 January	**2,259**	2,631	2,631
SRC contribution before tax	**(30)**	(424)	(571)
Tax credit	**15**	87	63
SRC contribution after tax	**(15)**	(337)	(508)
Change in the net asset values of SRC subsidiaries	**(1)**	6	36
Movement in intra-group subordinated debt	**0**	100	100
SRC at end of period	**2,243**	2,400	2,259

SRC includes intra-group subordinated debt capital of £602m (1H02: £602m; FY02: £602m).

Legal & General Group Plc

Notes to Financial Statements - Modified Statutory Solvency Basis

Six months ended 30 June 2003

3. Shareholders' funds

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
At 1 January	**3,184**	2,877	2,877
Total recognised gains and losses	**189**	(181)	(188)
Dividends	**(102)**	(86)	(297)
Increase in share capital/premium	**0**	2	792
At end of period	**3,271**	2,612	3,184
Comprising:			
Share capital	**163**	129	163
Share premium	**905**	149	905
Profit and loss account	**2,203**	2,334	2,116
	3,271	2,612	3,184

The number of fully paid ordinary shares of 2.5p in issue at the period end was 6,503m (1H02: 5,159m; FY02: 6,502m).
The weighted average number of shares used for calculating earnings per share was 6,489m (1H02: 5,614m; FY02: 5,868m), diluted 6,783m (1H02: 5,915m; FY02: 6,167m).

4. Tax

Although the SRC has been recognised as profit in these financial statements, there has been no corresponding recognition in the FSA regulatory returns, on which the taxation of life assurance business is currently based. As the payment of incremental tax on this profit depends upon a future event, the occurrence of which is under the company's control, no event giving rise to the need to provide deferred tax has occurred. Accordingly no additional deferred tax has been provided. The maximum amount of such deferred tax not provided at 30.6.03 was £676m (30.6.02, £690m; 31.12.02, £655m).

Notes to Financial Statements - Modified Statutory Solvency Basis

Six months ended 30 June 2003

5. Segmental analysis of shareholders' funds

	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Life and Pensions			
- UK (SRC) *	**2,255**	2,329	2,270
- USA	**460**	461	453
- Netherlands	**31**	23	24
- France	**38**	39	36
	2,784	2,852	2,783
Institutional fund management	**179**	165	161
General insurance	**108**	95	101
Corporate funds **	**200**	(500)	139
Shareholders' funds on the MSS basis	**3,271**	2,612	3,184
Less: Purchased interests in long term business included in above	**(27)**	(27)	(39)
AP long term in-force business asset	**2,028**	2,190	1,916
Shareholders' funds on the AP basis	**5,272**	4,775	5,061

* Excluding net liabilities of £12m (1H02: net assets of £71m; FY02: net liabilities of £11m) in respect of SRC subsidiaries, but including £602m (1H02: £602m; FY02: £602m) of intra-group subordinated debt capital attributed to the SRC.

** Corporate funds include the convertible debt of £517m (1H02: £515m; FY02: £516m), the senior debt of £602m (1H02: £602m; FY02: £602m) which has been onlent to the UK Long Term Fund and the net proceeds of £788m from the 2002 rights issue.

6. UK Long Term Fund

	At 30.6.03 £bn	At 30.6.02 £bn	At 31.12.02 £bn
With-profits business	**24.0**	24.3	23.0
Non-profit business	**12.9**	11.1	11.6
Sub-fund	**0.2**	0.2	0.2
SRC	**2.2**	2.4	2.3
	2.4	2.6	2.5
Value of fund	**39.3**	38.0	37.1

Legal & General Group Plc

Consolidated Cash Flow Statement (excluding long term business)

Six months ended 30 June 2003

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Net cash inflow from operating activities	**493**	210	520
Interest paid	**(30)**	(21)	(52)
Tax received	**6**	5	18
Capital expenditure - net payments/(receipts)	**1**	0	(1)
Net cash (invested in)/received on disposal of banking operations	**-**	(6)	20
Acquisition of subsidiaries from the long term fund	**-**	-	(107)
Dividends paid	**(211)**	(178)	(263)
Issue of share capital	**0**	2	792
(Decrease)/increase in total borrowing	**(165)**	120	249
(Decrease) in mortgage related borrowing	**0**	(160)	(31)
Financing	**(165)**	(38)	1,010
	94	(28)	1,145
Cash flows (not including long term business) were invested/(divested) as follows:			
Increase/(decrease) in cash holdings	**8**	(11)	4
Net purchase/(sale) of investments	**86**	(17)	1,141
Net investment/(divestment)	**94**	(28)	1,145
Reconciliation of profit before tax to operating cash flow			
Profit/(loss) on ordinary activities before tax	**244**	(192)	(106)
(Profit)/loss relating to long term business	**(199)**	187	112
Cash received from long term business	**299**	143	133
Increase in other operating creditors	**246**	99	199
Other items	**(97)**	(27)	182
Net cash inflow from operating activities	**493**	210	520

Part 4
Legal & General Investment Management - supplementary information



During the first half of 2003, Legal & General Investment Management consolidated its position as the UK's leading index fund provider and made substantial progress in developing its active fund management business, particularly in the fixed interest area. This was underlined by the achievement of a number of awards, including Fixed Interest Manager of the Year and Gold Star Award for Best Group of the Year from Professional Pensions, together with Bond Fund Manager of the Year from Lipper. Legal & General's retail multi asset Distribution Fund was named by Standard & Poors' as the leading fund in its sector (over 1 and 5 years); the Fund continued to grow strongly and reached £1bn in June 2003.

Profits - MSS basis

Operating profit from institutional fund management was up 9% to £25m (1H02: £23m).

Total new business for the first half of 2003 was £6.0bn (1H02: £7.2bn).

Corporate Pensions profitability increased 6% from £16m to £17m. Fund management revenue remained broadly stable despite weak equity markets worldwide and there was an increased contribution from transition management fees. The new business sales mix was favourable with active bonds representing 12% (1H02: 3%) of the new business won in the period. Gross new business for the first half of 2003 was £5.6bn (1H02: £6.8bn). Client numbers at the end of June were 2,330 compared to 2,131 at the end of June 2002, an increase of 9%. Costs were marginally lower on the equivalent period in 2002.

Legal & General Ventures, the private equity arm, completed one new investment and one exit and generated profits of £2m (1H02: £3m).

The Property fund management subsidiary continued to grow its asset base through the creation of new property partnerships.

Total funds under management increased by 6% to £123bn (1H02: £116bn).

Profits - Achieved Profits basis

Managed pension fund business is written as a long-term contract and so the results of the business are also presented on an Achieved Profits basis. The embedded value assumptions are detailed in Part 2 of this announcement.

Operating profit from institutional fund management was £37m (1H02: £40m). Profit before tax increased to £40m (1H02: £16m) reflecting the impact of stronger investment markets relative to embedded value assumptions. The new business contribution was £12m (1H02: £15m) reflecting a favourable sales mix on lower new business levels. The contribution from in-force business was higher at £17m (1H02: £16m).

Fund Performance

Legal & General Investment Management continued to deliver solid investment performance across its range of funds. Index funds met their tracking parameters. Pooled corporate pension fund performance was robust and two-thirds of actively managed retail investment funds achieved above median performance over the six-month period.

Part 4

Legal & General Investment Management

Consolidated Profit and Loss Account - Modified Statutory Solvency Basis

Six months ended 30 June 2003

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Profit on continuing operations			
Corporate pensions	**17**	16	34
Ventures	**2**	3	5
Property	**1**	1	2
Other external income	**1**	1	1
Other operational income	**4**	2	8
Profit on ordinary activities before tax	**25**	23	50
Tax charge on profit on ordinary activities	**(7)**	(7)	(14)
Profit for the financial period	**18**	16	36

These financial statements were approved by the Group Board on 23 July 2003 and have been prepared for long term business using the Modified Statutory Solvency basis. The Achieved Profits results are included in page 4. The results for the six months to 30 June 2003 and 30 June 2002 are unaudited, but have been subject to a review by the auditors and constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the year ended 31 December 2002. The results for the year ended 2002 have been taken from the financial statements for the year ended 2002 which have been filed with the Registrar of Companies and include an auditors' report which is unqualified and does not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985.

Legal & General Investment Management

Funds under management

Six months ended 30 June 2003

	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Total investments	**122,583**	115,666	113,992
Represented by			
Index tracking funds:			
- UK equities	**38,442**	39,045	35,940
- Overseas equities	**19,813**	20,044	17,999
- Fixed interest	**15,051**	13,432	15,107
- Index linked	**8,666**	7,490	7,481
- Cash/deposits	**293**	342	328
Total index tracking funds	**82,265**	80,353	76,855
Actively managed funds	**40,318**	35,313	37,137
	122,583	115,666	113,992
By fund management approach			
Indexed equities	**58,255**	59,089	53,939
Active bonds (including index linked funds)	**26,911**	22,870	25,035
Indexed bonds (including index linked funds)	**24,010**	21,264	22,916
Active equities	**7,336**	7,440	6,526
Property	**5,614**	4,506	5,137
Private equity (ventures)	**457**	497	439
	122,583	115,666	113,992
By source of business			
Institutional funds under management *:			
- Managed pension funds pooled	**64,600**	62,522	60,397
- Managed pension funds segregated	**6,980**	5,702	6,308
- Other	**3,084**	2,632	2,662
Total institutional funds under management	**74,664**	70,856	69,367
UK Operations (unit trusts - excluding life fund investment)	**6,150**	5,325	5,094
UK Operations (life and general insurance funds)	**41,769**	39,485	39,531
	122,583	115,666	113,992

* Excludes institutional investments in unit trust funds

Legal & General Investment Management

New business

Six months ended 30 June 2003

	6 months 30.6.03 £m	3 months 30.6.03 £m	3 months 31.3.03 £m	6 months 30.6.02 £m	3 months 30.6.02 £m	3 months 31.3.02 £m
Managed pension funds *						
- Pooled funds	**5,207**	**2,456**	**2,751**	6,325	3,777	2,548
- Segregated funds	**359**	**347**	**12**	477	57	420
	5,566	**2,803**	**2,763**	6,802	3,834	2,968
Other funds	**414**	**349**	**65**	415	379	36
	5,980	**3,152**	**2,828**	7,217	4,213	3,004

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Managed pension funds *			
- Pooled funds	**5,207**	6,325	12,359
- Segregated funds	**359**	477	1,039
	5,566	6,802	13,398
Other funds **	**414**	415	569
	5,980	7,217	13,967
By fund management approach			
Active equities	**1.4%**	0.1%	0.1%
Active bonds (including cash)	**11.6%**	2.9%	0.5%
Indexed equities	**51.4%**	65.9%	73.0%
Indexed bonds (including cash)	**31.6%**	29.3%	25.0%
Property	**3.6%**	1.4%	1.1%
Private equity	**0.4%**	0.4%	0.3%
	100.0%	100.0%	100.0%

* New monies from pension fund clients of Legal & General Assurance (Pensions Management) Ltd.
Corporate pensions gross new business excludes £1.0bn (1H02: £0.7bn; FY02: £2.1bn) which is held on a temporary basis, generally as part of a portfolio reconstruction.
** Other includes segregated property, property partnerships, ventures and institutional clients excluding trusts.

Legal & General Investment Management

Consolidated Profit and Loss Account - Achieved Profits Basis

Six months ended 30 June 2003

Profit on continuing operations	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Managed pension funds:			
Contribution from:			
New business	**12**	15	32
In-force business			
- expected return	**6**	7	15
- experience variances	**1**	7	14
- operating assumption changes	**10**	2	16
Development costs	**0**	(1)	(1)
Shareholder net worth	**3**	2	7
Total	**32**	32	83
Ventures	**2**	3	5
Property	**1**	1	2
LGIM	**1**	1	2
Other operational income	**1**	3	-
Operating profit from institutional fund management	**37**	40	92
Variation from longer term investment return*	**3**	(24)	(48)
Profit on ordinary activities before tax	**40**	16	44
Tax charge on profit on ordinary activities	**(12)**	(5)	(12)
Profit for the financial period	**28**	11	32

* The variation from longer term investment return represents the effect of the investment performance in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

Managed pension funds embedded value

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
At 1 January	**262**	252	252
Profit after tax	**25**	6	25
Distributions and capital movements	**-**	-	(15)
At 31 December	**287**	258	262
comprising:			
Value of in-force business	**142**	129	132
Shareholder net worth	**145**	129	130
	287	258	262